UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

DAVEL COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in Its Charter)

0-25207
(Commission File Number)

Delaware (State of Incorporation)	59-3538257 (I.R.S. Employer Identification No.)

200 Public Square
Suite 700
Cleveland, OH 44114
(Address of Principal Executive Offices)

(216) 241-2555
(Registrant’s Telephone Number, Including Area Code)

DAVEL COMMUNICATIONS, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

DAVEL COMMUNICATIONS, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on November 14, 2004, of the outstanding shares of common stock, $.001 par value, of Davel Communications, Inc., a Delaware corporation (the “Company”), in connection with the transfer of certain shares of common stock of the Company pursuant to a Loan Purchase Agreement and Transfer and Assignment of Shares by and among MobilePro Corp, Davel Acquisition Corp, Davel Communications, Inc. and certain stockholders of the Company dated as of September 3, 2004 (the “Purchase Agreement”). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

 Upon the  closing of the Purchase Agreement, the Company will, to the extent permitted by applicable law, secure the resignation of, or remove, two of the three existing directors of the Company so as to enable Messrs. Wright, Gordon, Kuykendall and Amend to be appointed as directors of the Company. The two existing directors have indicated their intent to resign on the Closing Date.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

PROPOSED CHANGE IN CONTROL TRANSACTION

On September 3, 2004 the Company entered into the Purchase Agreement, which provides that, on the Closing Date, certain debt holders of the Company will transfer 585,271,794 shares of the common stock of the Company, representing approximately 95.16% of the outstanding shares of common stock of the Company, to Davel Acquisition Corp., a wholly owned subsidiary of Mobilepro Corp. (“Mobilepro”).

The closing of the Purchase Agreement is contingent on several factors, including but not limited to the delivery of various closing documents and certificates.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of common stock entitles the holder thereof to one vote. As of November 14, 2004, there were 615,018,963 shares of the Company’s common stock outstanding.

DIRECTORS AND OFFICERS

The following table sets forth the names, positions and ages of the Company’s current executive officers and directors. All of the Company’s directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

Name	Age	Position	Held Since
Woody M. McGee	52	Chief Executive Officer; Director	2003
Tammy L. Martin	40	General Counsel; Secretary	2002
Donald L. Paliwoda	51	Chief Financial Officer; Treasurer	2002
Andrew P. Tzamaras	40	Chief Operating Officer	2004
Andrew C. Barrett	63	Director	2002
James N. Chapman	41	Director	2002
Kevin P. Genda	38	Director	2002

Woody M. McGee became Chief Executive Officer and director of the Company effective September 1, 2003. Prior to joining the Company Mr. McGee was President and Chief Executive Officer of McGee and Associates, LLC from January 2001. McGee and Associates is an independent consulting company providing financial, operational and crisis management services to companies in the telecommunications, computer and software sectors. From June 1999 to December 2000 Mr. McGee served as the Vice President and Chief Financial Officer of Telxon Corporation until such time as it was merged with Symbol Technologies, Inc. Prior to joining Telxon, Mr. McGee was employed as the Senior Vice President and General Manager of H K Systems (formerly known as Western Atlas, Inc.) from 1997. During 1996 and 1997 Mr. McGee held the positions of Vice President, Chief Financial Officer and Treasurer with Mosler, Inc. For a period of five years prior to joining Mosler, Mr. McGee held various positions with the material handlings systems division of Western Atlas, Inc. (formerly known as Litton Industries), including Controller, Chief Financial Officer, Vice President of Operations, Vice President of Sales, and President and Chief Operating Officer of a divisional subsidiary.

Tammy L. Martin has served as General Counsel of the Company since September 5, 2002 and Secretary since June 9, 2003. Prior to that time, Ms. Martin served as General Counsel of AmericanGreetings.com, Inc. since December 2000. From March 2000 to June 2000 she was Chief Financial Officer and General Counsel for Portalvision, Inc. For seven years prior thereto, Ms. Martin held several senior management positions with PhoneTel, including Chief Administrative Officer, General Counsel and Secretary.

Donald L. Paliwoda has served as Chief Financial Officer of the Company since October 14, 2003 and Treasurer of the Company since June 9, 2003. Prior to Mr. Paliwoda's appointment as Chief Financial Officer, he served the Company in various positions since July 24, 2002 including Interim Chief Financial Officer and Corporate Controller. Prior to the PhoneTel Merger, Mr. Paliwoda was the Corporate Controller of PhoneTel since November 1997. For a period of two years prior thereto, Mr. Paliwoda held various positions with Biskind Development, Inc., a privately held property management and real estate development firm, including Chief Financial Officer and Controller.

Andrew P. Tzamaras became Chief Operating Officer on March 23, 2004. Mr. Tzamaras has served as a Regional Vice President of the Company since December of 1998. Prior to that time, Mr. Tzamaras held various operations management positions including Regional Operations Director for Peoples Telephone Company from June 1994 to December 1998. For four years prior to joining Peoples Telephone Company, Mr. Tzamaras served as Director of Operations for Atlantic Telco, which, at the time, was the largest independent payphone provider in the Mid-Atlantic states.

Andrew C. Barrett has been the managing director of The Barrett Group, Inc., a company providing consulting services to the telephone, media, and cable industries, since 1997. Prior to that time, Mr. Barrett was a commissioner of the FCC from 1989 to 1996 and a commissioner for the Illinois Commerce Commission from 1980 to 1989. During his regulatory career, Mr. Barrett was a member of the National Association of Regulatory Utility Commissioners ("NARUC") executive committee and the NARUC committee on communications and a chairman of the NARUC Committee on Water. Mr. Barrett is currently a director of Telecommunications Systems, Inc.

James N. Chapman is associated with Regiment Capital Advisors, LLC ("Regiment") that he joined in January 2003. Prior to Regiment, Mr. Chapman acted as a capital markets and strategic planning consultant with private and public companies, as well as hedge funds, across a range of industries. Prior to establishing an independent consulting practice, Mr. Chapman worked for The Renco Group, Inc. ("Renco") from December 1996 to December 2001. Prior to Renco, Mr. Chapman was a founding principal of Fieldstone Private Capital Group ("Fieldstone") in August 1990. Prior to joining Fieldstone, Mr. Chapman worked for Bankers Trust Company from July 1985 to August 1990, most recently in the BT Securities capital markets area. In addition to the Company, Mr. Chapman serves as a member of the board of directors of Coinmach Corporation, Anchor Glass Container Corporation, Southwest Royalties, Inc. and several privately held companies.

Kevin P Genda has served as Managing Director of Cerberus Capital Management, L.P. since 1995 and the Senior Vice President -- Chief Credit Officer of Ableco Finance LLC, an affiliate of Cerberus, since Ableco's founding four years ago. Mr. Genda oversees Cerberus' asset based lending activities. Prior to joining Cerberus and Ableco in 1995, Mr. Genda was Vice President for new business organization and evaluation at Foothill Capital Corporation, where he was active in loan origination and distressed investing. Mr. Genda previously worked at Huntington Holdings, a $300 million leveraged buyout firm, and at The CIT Group/Business Credit, Inc. as an analyst for new investments and credits.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company is a “listed company” under Securities and Exchange Commission (“SEC”) rules and is therefore required to have an audit committee comprised of independent directors. The Company’s audit committee is comprised of Messrs. Chapman, Barrett and Genda. The Company’s board of directors has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The Board of Directors has determined that each of the audit committee members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication. Accordingly, the audit committee believes that each of its members has the sufficient knowledge and experience necessary to fulfill the duties and obligations of an audit committee.

The Company also has a standing compensation committee consisting of Messrs. Chapman, Barrett and Genda. The compensation committee of the board of directors is responsible for determining the compensation of all executive officers of the Company. The Committee's objectives in its compensation decisions are to establish incentives for the Company's executive officers to achieve optimal short-term and long-term operating performance for the Company and to link executive and stakeholder interests.

DIRECTOR AND OFFICER COMPENSATION

The following table sets forth the compensation awarded by the Company for the fiscal years ended December 31, 2001, 2002 and 2003 to the Company’s named executive officers and directors.

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary		Bonus	Other Annual Compensation	Restricted Stock Awards; LTIP Payouts	Securities Underlying Options/ SARs	All Other Compensation
Woody M. McGee(1) Chief Executive Officer	2003 2002 2001	$77,885 — —	$	— — —	— — —	— — —	— — —	$205,697 28,852 —	(1) (1)
John D. Chichester (2) Former Chief Executive Officer	2003 2002 2001	276,640 164,528 —		150,000 150,000 —	— — —	— — —	— — —	525,000 — —	(3)
Tammy L. Martin (4) General Counsel	2003 2002 2001	182,412 52,500 —		30,000 — —	— — —	— — —	— — —	— — —
Donald L. Paliwoda (5) Chief Financial Officer	2003 2002 2001	103,330 40,902 —		7,500 — —	— — —	— — —	— — —	— — —

(1)
Mr. McGee became Chief Executive Officer on September 1, 2003. McGee & Associates, L.L.C., an entity owned by Mr. McGee, also received consulting fees for services rendered to the Company prior to Mr. McGee becoming CEO.

(2)	Mr. Chichester became Chief Executive Officer on July 24, 2002 and served until August 29, 2003.
(3)	Represents payments to Mr. Chichester in connection with the termination of his employment with the Company.
(4)	Ms. Martin became the General Counsel on September 5, 2002.
(5)	Mr. Paliwoda joined the Company on July 24, 2002 as a result of the PhoneTel Merger and became Chief Financial Officer on October 14, 2003.

There were no new option grants to any of the Company’s named executive officers during the fiscal year ended December 31, 2003, and no options were exercised by any named executive officers during the fiscal year ended December 31, 2003.

NEW DIRECTORS AND OFFICER

It is anticipated that on the closing date of the Purchase Agreement, Messrs. Chapman, Genda and Barrett will resign their positions as directors of the Company. Thereafter, Messrs. Wright, Gordon, Kuykendall and Amend will be appointed to the Company’s board of directors and have consented to serve in such capacities.

Jay O. Wright has been a member of the Mobilepro Board of Directors since December 2003. Mr. Wright currently serves as the President and Chief Executive Officer of Mobilepro, positions that he has held since December 2003. Mr. Wright is also chairman of the board of directors of Mobilepro. Prior to joining Mobilepro in December 2003, Mr. Wright served as President of Bayberry Capital, Inc., a Maryland based financial consulting firm from October 2001 to December 2003. During that time, he also served from August 2002 and May 2003 as Chief Financial Officer for Technical and Management Services Corporation where he negotiated the sale of that company to Engineered Support Systems, Inc. Between December 1999 and September 2001 Mr. Wright served as Chief Financial Officer of Speedcom Wireless Corporation, a wireless software technology company, where he helped take that company public via a “reverse merger” and subsequently obtain a Nasdaq SmallCap listing. Earlier in his career, Mr. Wright worked as an investment banker with Merrill Lynch in New York and as a mergers and acquisitions attorney with Skadden, Arps, Slate, Meagher and Flom, LLP in New York and Foley & Lardner in Chicago. Mr. Wright received his Bachelor’s degree in Business from Georgetown University (summa cum laude) and a JD degree from the University of Chicago Law School.

Kurt Gordon currently serves as the Chief Financial Officer of Mobilepro, a position he has held since February 2004. Prior to joining Mobilepro, Mr. Gordon provided consulting services to Mobilepro between November 2003 and February 2004. Mr. Gordon has over 14 years of experience in finance and operations with a special focus on growing entrepreneurial environments. Between April 2000 and September 2003, Mr. Gordon was Chief Financial Officer of TARGUS Information Corporation, which pioneered the development of real time intelligence providing businesses access to information about businesses and consumers who contact them by telephone, Internet and wireless devices. Between March 1997 and April 2000, Mr. Gordon served in several capacities including Director of Finance for KSI Services Incorporated, a real estate acquisition and development corporation. Earlier in his career, Mr. Gordon served as a public accountant and consultant in the Entrepreneurial Services group of Ernst & Young.

Kevin Kuykendall. Kevin Kuykendall was appointed President of Mobilepro’s newly formed Voice Division in June 2004. Between 2002 and 2004, Mr. Kuykendall founded a company named Z&K, LLC that provided strategic planning and business acquisition advice in the telecommunications industry. Prior to founding Z&K, LLC, Mr. Kuykendall founded NexGen Telecommunications, LLC and Discovery Telecommunications, Inc., in 2001 and 1998, respectively. Mr. Kuykendall served as chief executive officer of both companies until their respective sales in 2001 and 2002. Both NexGen and Discovery Telecommunications were facility based telecommunications companies focused on international and voice over IP (VoIP) connectivity. Mr. Kuykendall has over 17 years of experience in the telecommunications industry. Prior to his telecommunication experience, Mr. Kuykendall was a pitcher in the Cleveland Indians organization. Mr. Kuykendall received his bachelor's degree in business from West Oregon State University in Monmouth, Oregon.

Geoffrey B. Amend has been an executive officer of Mobilepro since November 2004. Mr. Amend currently serves as General Counsel of Mobilepro, a position he has held since November 2004. Prior to joining Mobilepro, Mr. Amend had been practicing law since 1994, specializing in telecommunications, Internet and systems integration. He has served as general counsel to NexGen Telecommunication, Inc., DiscoveryTel, Inc. and Direct Partner Telecom, Inc. All of these companies are engaged in providing facilities-based voice over internet protocol telecommunications services to either the international and/or domestic marketplace. Earlier in his career, Mr. Amend practiced corporate and securities law with Klenda, Mitchell, Austerman & Zuercher, L.L.C. in Wichita, Kansas. He received his bachelor's degree in political science and sociology from Regis University and a J.D. degree (with honors) from Washburn University.

To the Company’s knowledge, none of Messrs. Wright, Gordon, Kuykendall, and Amend  and none of their affiliates beneficially own any equity securities or rights to acquire any securities of the Company as of November 14, 2004, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions that have been described herein. To the Company’s knowledge, Messrs. Wright, Gordon, Kukendall, and Amend are not currently directors of, nor do they hold any position with, the Company, nor do they have a familial relationship with any director or executive officer of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We have set forth in the following table certain information regarding our common stock beneficially owned on November 14, 2004 for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At November 14, 2004, 615,018,963 shares of our common stock were outstanding.

Name and Address (1)	Beneficially Owned	Percentage of Class
Andrew C. Barrett (3) (8)	0	*
James N. Chapman (3) (8)	0	*
John D. Chichester (4)(8)(9)	0	*
Kevin P. Genda (3)(8)(10)	0	*
Tammy L. Martin (2)(8)	0	*
Woody M. McGee (2) (3) (8)	0	*
Donald L. Paliwoda (2) (5) (8)	12,763	*
Andrew P. Tzamaras (2) (6) (8)	3,300	*
ARK CLO 2000-1, Limited	53,621,855	8.72%
C/O Patriarch Partners, LLC
112 South Tryon Street, Suite 700
Charlotte, NC 28284
Stephen Feinberg (7)	277,071,874	45.05%
299 Park Avenue,
New York, NY 10171
Wells Fargo Foothill, Inc.	76,747,150	12.48%
2450 Colorado Avenue,
Suite 3000 West
Santa Monica, CA 90404
Foothill Partners III, L.P.	76,747,150	12.48%
2450 Colorado Avenue,
Suite 3000 West
Santa Monica, CA 90404
All Current directors and executive officers as a group (7 persons)	16,063	*

(1) For purposes of calculating the beneficial ownership of each stockholder, it was assumed (in accordance with the Securities and Exchange Commission's definition of "beneficial ownership") that such stockholder had exercised all options, conversion rights or warrants by which such stockholder had the right, within 60 days, to acquire shares of such class of stock.

(2) Such person is an employee of the Company.

(3) Such person is a director of the Company.

(4) Such person is a former officer and former employee of the Company.

(5) Includes 12,763 shares that could be acquired within 60 days upon the exercise of options granted pursuant to the Company's stock option plan.

(6) Includes 3,000 shares that could be acquired within 60 days upon the exercise of options granted pursuant to the Company's stock option plans.

(7) Cerberus Partners, L.P., a Delaware limited partnership, is the holder of 225,907,083 shares of common stock of Davel and Styx Partners, L.P., a Delaware limited partnership, is the holder of 51,164,764 shares of common stock of Davel. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of common stock of Davel held by Cerberus Partners, L.P. and Styx Partners, L.P.

(8) The address of such officers, unless otherwise noted, is 200 Public Square, Suite 700, Cleveland, Ohio 44114.

(9) Options not exercised within 90 days from separation of employment expire by terms of the stock options.

(10) Kevin Genda, a director of the Company, does not individually hold or otherwise beneficially own any securities of the Company. Mr. Genda is a Managing director of Cerberus Capital Management, L.P., an affiliate of Cerberus Partners, L.P. and Styx Partners, L.P., which, as noted in this beneficial ownership table, owns shares of common stock of the Company, all of which are subject to the sole voting and investment authority of Stephen Feinberg. Stephen Feinberg, in his capacity as the holder of sole voting and investment authority with respect to such shares, separately files statements with respect thereto pursuant to Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended. Mr. Genda does not exercise any voting, investment or other authority with respect to the shares of common stock of the Company separately reported by Stephen Feinberg.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Chichester, the Company's former Chief Executive Officer and former Director is a director, executive vice president and a 49% shareholder of Urban Telecommunications, Inc. ("Urban"). During the year ended December 31, 2003, the Company earned revenue of $1,217,000 from various telecommunication contractor services provided to Urban, principally residence and small business facility provisioning and inside wiring. Accounts receivable included $123,000 at December 31, 2003 due from Urban. Additionally, in 2003, Urban was paid $125,000 for providing the Company with pay telephone management and other services for the Company's payphone installations located in and around New York, New York. In October 2003 the Company and Urban terminated its service relationship.

Mr. Renard, a former Director and Executive Officer of the Company entered into a six-month consulting agreement following the termination of his employment with the Company. In connection with the consulting agreement, Mr. Renard provided regulatory consulting services in the consideration of the sum $12,500 per month, plus reimbursement for the costs incident to the maintenance of family medical insurance.

On or about November 25, 2002 the Company entered into a six month consulting agreement with McGee & Associates, L.L.C. to provide restructuring and integration management services to the Company. Mr. Woody McGee, the Company's current Chief Executive Officer, is President, Chief Executive Officer and sole owner of McGee & Associates, L.L.C. Pursuant to the terms of the agreement, Mr. McGee provided consulting services in consideration of the sum of $2,500 per day, plus reimbursement for business related travel expenses. During 2002 and 2003 McGee & Associates, L.L.C. was paid the sum of $205,697 and $28,852 respectively, in accordance with the terms of the agreement.

Any future transactions between the Company and its officers, directors, employees and affiliates that are outside the scope of the Company's employment relationship with such person will be subject to the approval of a majority of disinterested members of the Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company’s directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. To the knowledge of the Company, based solely on the review of the copies of such reports furnished to the Company and written representations that no other reports were required during the year ended December 31, 2003, all officers, directors, and 10% stockholders complied with all applicable Section 16(a) filing requirements.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Cleveland, Ohio on the 30th day of March 2005.

DAVEL COMMUNICATIONS, INC.

By:	/s/ DONALD L. PALIWODA
Donald L. Paliwoda
Chief Financial Officer